EXHIBIT 99.1

First Mining Commences Permitting for Construction of Access Road to Its Hope Brook Gold Project

VANCOUVER, British Columbia, July 09, 2018 (GLOBE NEWSWIRE) -- First Mining Gold Corp. (“First Mining” or the “Company”) (TSX:FF) (OTCQX:FFMGF) (FRANKFURT:FMG) is pleased to announce the commencement of permitting for the construction of a low-profile, resource access road (the “Access Road”) to connect its Hope Brook Gold Project (“Hope Brook”) in southeast Newfoundland, Canada to the Burgeo Highway or Highway 480.  A Project Registration Document (the “Registration Document”) was recently submitted to the Environmental Assessment Division of the Government of Newfoundland and Labrador in relation to the Access Road.  It is currently undergoing a standard 45-day review process and the document can be accessed at:

http://www.mae.gov.nl.ca/env_assessment/projects/projects_under_review.html.

Jeff Swinoga, President & CEO of First Mining stated, “We hope that the initiation of permitting for this access road is just the first step in a series of future milestones in advancing one of our most promising gold projects.  Our Hope Brook Gold Project in Newfoundland is a former producing gold mine and has a high grade mineral resource located in a very favourable jurisdiction.”

The Access Road will be approximately 58 kilometres in length and is intended to provide light to intermediate-sized vehicles with access to the Hope Brook property to support mineral development activities to be conducted by First Mining.

The Registration Document is intended to initiate the provincial Environmental Assessment (“EA”) review process in Newfoundland and Labrador.  The Registration Document:

  identifies the proponent (First Mining) and nature of the undertaking;

  describes the proposed Access Road, including its purpose, rationale and alternatives, as well as key components and planned construction and operational activities;

  provides an overview of the natural and human environmental setting for the Access Road;

  describes potential environmental interactions and planned mitigation; and

  identifies the main permits, licences and approvals required for the Access Road.

The Company is also planning a broad range of environmental baseline studies this year at Hope Brook, as well as along the proposed Access Road corridor, to collect the necessary biophysical data to support a potential EA and future permitting requirements.  These studies include fish community and habitat surveys, Species at Risk surveys, as well as surface, ground water and hydrology surveys.  Field work for these surveys is planned for August and September of this year.

The current resource estimate for the Hope Brook gold project, using a 3.00 g/t gold (“Au”) cut-off grade, is as follows:

Hope Brook Deposit Mineral Resource Estimate*

Resource Category	Tonnes (rounded)	Au grade (g/t)	Contained oz Au (rounded)
Indicated	5,500,000	4.77	844,000
Inferred	836,000	4.11	110,000

* Notes:

1.   Based on the technical report titled “2015 Mineral Resource Estimate Technical Report for the Hope Brook Gold Project, Newfoundland and Labrador, Canada”, dated November 20, 2015, which was prepared by Mercator Geological Services Limited in accordance with the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).  The report can be found under First Mining’s SEDAR profile at www.sedar.com, and on First Mining’s website at www.firstmininggold.com.

2.   Includes only Mine Zone and 240 Zone areas.

3.   The above mineral resource estimate is based on a partial percentage block model with dike material removed.  Dike percent is estimated at 18% for the Mine Zone and 0 % for the 240 Zone.

4.   Gold grades reflect application of domain-specific raw assay capping factors that range between 55 g/t Au and 3 g/t Au.

5.   Rounding of tonnes may result in apparent differences between tonnes, grade and contained ounces.

6.   Mineral resources that are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental permitting, legal, title, taxation, sociopolitical, metal pricing, marketing, or other relevant issues.

7.   The gold cut-off value of 3.00 g/t reflects a reasonable expectation of economic viability based on application of underground mining methods, historic gold recovery levels that range between 80% and 91% for past production (86% for Coastal Gold testing) and a long term gold price of US$1,200 per ounce.

Dr. Chris Osterman, P.Geo., COO of First Mining, is the “qualified person” for the purposes of NI 43-101 and he has reviewed and approved the scientific and technical disclosure contained in this news release.

ABOUT FIRST MINING GOLD CORP.

First Mining Gold Corp. is an emerging development company with a diversified portfolio of gold projects in North America.  Having assembled a large resource base of 7 million ounces of gold in the Measured and Indicated categories and 5 million ounces of gold in the Inferred category in mining friendly jurisdictions of eastern Canada, First Mining is now focused on advancing its assets towards production.  The Company currently holds a portfolio of 25 mineral assets in Canada, Mexico and the United States.

For further information, please contact Jeff Swinoga, President and CEO, at 416-816-0424, or Derek Iwanaka, Vice President of Investor Relations, at 604-639-8824, or visit our website at www.firstmininggold.com.

ON BEHALF OF FIRST MINING GOLD CORP.

“Keith Neumeyer”

Keith Neumeyer
Chairman

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995.  These forward-looking statements are made as of the date of this news release.  Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, “plans”, “projects”, "intends”, "estimates”, “envisages”, "potential”, "possible”, “strategy”, “goals”, “objectives”, or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the approximate length of the proposed Access Road; (ii) the provincial EA process in Newfoundland for the Access Road; (iii) the broad range of environmental baseline studies planned to be carried out at Hope Brook this year; (and (iv) the future development of Hope Brook and advancing it towards production.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors.  Such factors include, without limitation; issues that may be identified during the provincial EA process for the Access Road; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company’s Annual Information Form for the year ended December 31, 2017 filed with the Canadian securities regulatory authorities under the Company’s SEDAR profile at www.sedar.com, and in the Company’s Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events, and should not place undue reliance on the forward-looking statements and information contained in this news release.  First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws.  Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves.  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC”), and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”.  Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable.  Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Photos accompanying this announcement are available at
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